

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2023

Ryan Wilson
Director
1427702 B.C. Ltd.
2900-550 Burrard Street
Vancouver, British Columbia, Canada V6C 0A3

> **Re: 1427702 B.C. Ltd.**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed October 16, 2023**
> **File No. 333-273972**

Dear Ryan Wilson:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 5, 2023 letter.

Amendment No. 2 to Registration Statement on Form F-4 filed October 16, 2023

Information about Filament, page 209

1. We note what appear to be internal inconsistences in this section. By way of example only:
   - We note disclosure on page 213 indicating that the Phase 2a trial for MAUD will be a study in 10 people while your disclosure on page 213 indicates that it will be a 50 person multicenter study;
   - We note disclosure on page 215 indicating that the program sponsored by UCLA in depression is in Phase 2 development while your table on page 227 indicates the program is in Phase 1 development;
   - We note disclosure on page 215 indicating that the program sponsored by Centre for Addiction and Mental Health in mild cognitive impairment is in Phase 2 development while your table on page 227 appears to indicate this program is not in any phase of

        clinical development and currently in the "planning stage;" and

- We note disclosure on page 215 indicating that the program sponsored by University Health Network in bi-polar depression is in Phase 1 development while your table on page 227 indicates it is currently in the "planning stage."

Please reconcile your disclosures or advise.

<u>Stimulant Use Disorder Development Plan, page 219</u>

2.   Please revise the discussion of Filament's MAUD trial to clarify when the IND was submitted and whether Filament or UCSF are the trial sponsor. To the extent UCSF is the trial sponsor, please revise your table accordingly. Your disclosure in the table also indicates that this trial will start in either Q4 2023 (the "Start" column) or Q1 2024 (the "Purpose" column). Please reconcile your disclosure or advise. As needed, please make similar edits to the Opioid Use Disorder table on page 220.

    Please contact Gary Newberry at 202-551-3761 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Alan Campbell at 202-551-4224 with any other questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Life Sciences

cc: Jonathan Deblinger, Esq.